UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

      [X]   MERGER

      [ ]   LIQUIDATION

      [ ]   ABANDONMENT OF REGISTRATION

(Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY

(Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: UMB Scout WorldWide Fund, Inc. (the "Corporation")

3.    Securities and Exchange Commission File No.: 811-07472

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]   Initial Application           [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
            1010 Grand Boulevard
            Kansas City, MO 64106

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
            Lucia Sitar
            Stradley, Ronon, Stevens & Young, LLP
            2600 One Commerce Square
            Philadelphia, PA 19103
            (215) 564-8089

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
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            The accounts books or other documents required to be maintained by
            Section 31(a) of the Investment Company Act of 1940, as amended, are in the physical possession of the Corporation at the Corporation's corporate offices, except (1) records held and maintained by UMB Bank, n.a., 1010 Grand Boulevard, Kansas City, Missouri, 64106, relating to its function as custodian; (2) records held and maintained by UMB Fund Services, Inc., 803 West Michigan Street, Suite A, Milwaukee, Wisconsin, 53233, relating to its functions as administrator, fund accountant, transfer agent and dividend disbursing agent and (3) records held and maintained by UMB Distribution Services, LLC, 803 West Michigan Street, Suite A, Milwaukee, Wisconsin, 53233, in its function as distributor.

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [X]   Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]   Open-end       [ ]   Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

            The Corporation is a corporation created under the laws of the state of Maryland.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            Scout Investment Advisors, Inc. (May 2001 to Dec. 2004) 1010 Grand Boulevard
            Kansas City, MO 64106

            UMB Bank, n.a. (prior to May 2001)
            1010 Grand Boulevard
            Kansas City, MO 64106

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            UMB Distribution Services, LLC (previously known as Sunstone
                  Distribution Services, LLC) (May 2001 to Dec. 2004)
            803 West Michigan Street, Suite A
            Milwaukee, WI  53233

            Jones & Babson, Inc. (prior to May 2001)
            BMA Tower
            700 Karnes Blvd.
            Kansas City, MO 64108-3306

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):
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14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

      [ ]   Yes      [X]   No

      If Yes, for each UIT state:

      Name(s):

      File No.: 811-______

      Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes      [ ]   No

            If Yes, state the date on which the board vote took place: At a meeting on November 18, 2004, the Board of Directors of the Corporation on behalf of its series, the UMB Scout WorldWide Fund and UMB Scout WorldWide Select Fund (hereinafter individually and collectively referred to as the "Series of the Corporation"): (i) approved the acquisition of the Series of the Corporation (the "Reorganization") by UMB Scout Funds (the "Trust"), on behalf of UMB Scout WorldWide Fund and UMB Scout WorldWide Select Fund (hereinafter individually and collectively referred to as the "Series of the Trust"), (ii) approved an agreement and plan of reorganization, (iii) approved the preparation and filing of proxy materials for a special meeting of shareholders and (iv) designated proxies for such special meeting.

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]   Yes      [ ]   No

            If Yes, state the date on which the shareholder vote took place:
            April 12, 2005

            If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]   Yes      [ ]   No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            Effective April 12, 2005, pursuant to the Agreement and Plan of Reorganization (the "Plan") between the Corporation, on behalf of the Series of the Corporation, and the Trust, on behalf of the Series of the Trust: (1) the Trust assumed all of the obligations and liabilities, whether absolute, accrued, contingent or otherwise of the Corporation, such obligations and liabilities allocated to each Series of the Corporation as the obligations and liabilities of the corresponding Series of the Trust; and (2) delivered, full and fractional shares of beneficial interest, without par value, of two separate Series of the Trust, equal in number to the number of full and fractional shares of common stock, $1.00 par value, of, the corresponding Series of the Corporation outstanding immediately prior to the Effective Date of the Reorganization.

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes      [ ]   No

      (c)   Were the distributions made PRO RATA based on share ownership?

            [X]   Yes      [ ]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

            The Trust established an open account for each shareholder of each Series of the Corporation and, on the Effective Date of the Reorganization, credited to such account full and fractional shares of beneficial interest, without par value, of the corresponding Series of the Trust equal to the number of full and fractional shares of common stock such shareholder held in that Series of the Corporation at the close of regular trading on the New York Stock Exchange ("NYSE") on the business day immediately preceding the Reorganization. Fractional shares of each Series of the Trust were carried to the third decimal place. At the close of regular trading on the NYSE on the business day immediately preceding the Effective Date of the Reorganization, the net asset value per share of the corresponding Series of the Trust was deemed to represent the same number of shares of the corresponding Series of the Corporation. Simultaneously with the crediting of the corresponding Series of the Trust to the shareholders of record of the Series of the Corporation, the corresponding shares of the corporation held by such shareholders were cancelled.

      (e) LIQUIDATIONS ONLY: Were any distributions to shareholders made in-kind?

            [ ]   Yes      [ ]   No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY:

      Has the fund issued senior securities?

      [ ]   Yes      [ ]   No

      If yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [X]   Yes      [ ]   No

      See response to Item 16.

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]   Yes      [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20.   Does the fund have any assets as of the date this form is filed?

      (SEE QUESTION 18 ABOVE)

      [ ]   Yes      [X]   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [ ]   Yes      [ ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]   Yes      [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal expenses: $8,000

            (ii)  Accounting expenses: $2,000

            (iii) Other expenses (list and identify separately):

                  (a) Costs of printing and mailing proxy statements and related documents: $5,000 (which consists of $2,000 for solicitation fees and $3,000 for printing and mailing proxy statements and related documents)

                  (b)   Filing fees: $250

                  (c)   Federal and state registration fees: $0

            (iv)  Total expenses (sum of lines (i)-(iii) above): estimated
                  $15,250

      (b)   How were those expenses allocated?

            The expenses incurred in connection with the merger were paid solely by Scout Investment Advisors, Inc., the Fund's investment advisor, and therefore there was no allocation of expenses to the Corporation.

      (c)   Who paid those expenses?

            The expenses incurred in connection with the merger were paid solely by Scout Investment Advisors, Inc., the Fund's investment advisor.

      (d)   How did the fund pay for unamortized expenses (if any)?

            Not Applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]   Yes      [X]   No

      If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]   Yes      [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]   Yes      [X]   No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:

            UMB Scout WorldWide Fund (currently known as UMB Scout International
            Fund), a series of UMB Scout Funds, a Delaware statutory trust.

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-09813

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

            Attached as Exhibit A.

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of UMB Scout WorldWide Fund, Inc., (ii) he is the Principal Executive Officer (Title) of UMB Scout WorldWide Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                                /s/ James L. Moffett
                                                --------------------------------
                                                (Signature)
                                                James L. Moffett